Exhibit 16.1

August 9, 2018

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.  20549

Ladies and Gentlemen:

Crowe LLP was notified that we were dismissed as the Company’s independent registered public accountant on August 2, 2018.  We have read Nemaura Medical Inc.’s statements included under Item 4.01 of its Form 8-K dated August 6, 2018, and we agree with such statements in item (a), except that we are not in a position to agree or disagree with the statements in the first paragraph that on August 1, 2018 Nemaura Medical, Inc. (the “Company”), engaged Mayer Hoffman McCann P.C. (“MHM”) as it’s independent registered public accountant  and that the audit committee approved the change in registered public accountants.  In addition, we are not in a position to agree or disagree with the information included in item (b).

/s/ Crowe LLP
Denver, Colorado

cc:	Mr. Timothy Johnson Audit Committee Chairman Nemaura Medical Inc.